Exhibit 99.1

Press Release 04 October 2018 07:00 am CEST

Celyad to present CYAD-01 solid tumor clinical updates and pre-clinical pipeline data at the 2018 SITC Annual Meeting

Celyad’s pipeline to be highlighted in oral and poster presentations at SITC 2018

Mont-Saint-Guibert, Belgium—Celyad (Euronext Brussels and Paris, and NASDAQ: CYAD), a clinical-stage biopharmaceutical company focused on the development of specialized CAR-T cell-based therapies, today announced that clinical and preclinical data on the company’s pipeline of candidates will be presented at the Society for Immunotherapy of Cancer (SITC) Annual Meeting being held November 7-11, 2018, in Washington, D.C. Ten different abstracts have been selected by the SITC Program Committee attesting to a vigorous and ambitious research program.

“We view SITC 2018 as an important meeting for a number of reasons”, said David Gilham, Ph.D., VP of Research and Development at Celyad. “Firstly, we will provide a clinical update on our CYAD-01 program in solid tumors. Secondly, we will share how we’ve continued to develop the early academic NKG2D CAR-T asset into the commercially feasible clinical entity CYAD-01. We will provide an update on our next generation CAR-T pipeline, and in particular on our non-gene edited allogeneic CAR-T program. We believe we are on a trajectory to be a leading player in the autologous and allogeneic CAR-T cell therapy landscape in the years to come.”

Oral Presentation Details:

Abstract P213:	CYAD-101: an allogeneic NKG2D CAR-T cell therapy using a TCR inhibitory molecule
Date & Time:	November 9, 2 p.m. – 2:05 p.m.
Session:	Rapid Oral Abstracts

Poster Details:

Abstract P218:	Endogenous DAP10 provides optimal co-stimulation to NKG2D-based CAR-T cells
Date & Time:	November 10, 12:20 – 1:50 p.m. and 7:00 – 8:30 p.m.
Session:	Cellular Therapy Approaches

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Abstract P220:	Generating Allogeneic CAR-T cells without Gene Editing
Date & Time:	November 10, 12:20 – 1:50 p.m. and 7:00 – 8:30 p.m.
Session:	Cellular Therapy Approaches

Abstract P221:	The co-expression of a single shRNA targeting MICA and MICB with a NKG2D CAR (CYAD-01) generates CAR-T cells resistant to target driven fratricide and improves CYAD-01 cell persistence in vivo
Date & Time:	November 9, 12:45 – 2:15 p.m. and 6:30 – 8 p.m.
Session:	Cellular Therapy Approaches

Abstract P231:	Uncovering the phenotype, the functional and homing properties of NKG2D CAR-T cells
Date & Time:	November 9, 12:45 – 2:15 p.m. and 6:30 – 8 p.m.
Session:	Cellular Therapy Approaches

Abstract P232:	Differential effects of target ligands upon NKG2D CAR-T cell activation
Date & Time:	November 10, 12:20 – 1:50 p.m. and 7:00 – 8:30 p.m.
Session	Cellular Therapy Approaches

Abstract P255:	Results and perspectives from Phase 1 studies assessing the safety and clinical activity of multiple doses of a NKG2D-based CAR-T therapy, CYAD-01, in metastatic solid tumors
Date & Time:	November 9, 12:45 – 2:15 p.m. and 6:30 – 8 p.m.
Session:	Cellular Therapy Approaches

Abstract P274:	Functional screening of different anti-B7H6 CAR designs
Date & Time:	November 10, 12:20 – 1:50 p.m. and 7:00 – 8:30 p.m.
Session:	Cellular Therapy Approaches

Abstract P275:	Pooling signaling and costimulatory domains in a flexible CARpool design
Date & Time:	November 9, 12:45 – 2:15 p.m. and 6:30 – 8 p.m.
Session:	Cellular Therapy Approaches

Abstract P626:	Overcoming target-driven fratricide for CAR-T cell therapy
Date & Time:	November 10, 12:20 – 1:50 p.m. and 7:00 – 8:30 p.m
Session:	Other

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Press Release 04 October 2018 07:00 am CEST

About Celyad

Celyad is a clinical-stage biopharmaceutical company focused on the development of specialized CAR-T cell-based therapies. Celyad utilizes its expertise in cell engineering to target cancer. Celyad’s CAR-T cell platform has the potential to treat a broad range of solid and hematologic tumors. Its lead oncology candidate, CYAD-01 (CAR-T NKG2D), is currently evaluated in a Phase I dose escalation clinical trial to assess the safety and clinical activity of multiple administrations of autologous CYAD-01 cells in seven refractory cancers including five solid tumors (colorectal, ovarian, bladder, triple-negative breast and pancreatic cancers) and two hematological tumors (acute myeloid leukemia and multiple myeloma). The safety and clinical activity of the CYAD-01 therapy concurrently administered with standard-of-care treatments or preconditioning chemotherapy is also assessed in a full clinical development program focused on acute myeloid leukemia and colorectal cancer. Celyad was founded in 2007 and is based in Mont-Saint-Guibert, Belgium, and New York, NY. Celyad’s ordinary shares are listed on the Euronext Brussels and Euronext Paris exchanges, and its American Depository Shares are listed on the NASDAQ Global Market, all under the ticker symbol CYAD.

For more information, please contact:

Celyad investors@celyad.com Filippo Petti, Chief Financial Officer Communications@celyad.com Carri Duncan, VP Corporate Development & Communications - T: +32(0) 10 39 41 87
For Belgium: Comfi Sabine Leclercq - T.: +32 (0)2 290 90 91 - celyad@comfi.be
For France: NewCap Pierre Laurent and Nicolas Mérigeau - T: + 33(0)1 44 71 94 94 - celyad@newcap.eu
For the U.S.: LifeSci Advisors Daniel Ferry - T.: +1 (617) 535 7746 - daniel@lifesciadvisors.com Public Relations: Allison Blum - T:+1 (646) 627 8383 - allison@lifescipublicrelations.com

Forward-looking statements

This release may contain forward-looking statements, including statements regarding the safety and efficacy of CYAD-01 and the new mAb manufacturing method used to manufacture this drug product candidate; statements concerning the ongoing and planned clinical development of CYAD-01, including the timing of data readouts and presentations; the clinical and commercial potential of CYAD-01 and the adequacy of Celyad’s financial resources; Celyad’s financial condition, results of operation and business outlook; and Celyad’s expected cash burn. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause actual results, financial condition and liquidity, performance or achievements of Celyad, or industry results, to differ materially from those expressed or implied by such forward-looking statements. In particular it should be noted that the interim data summarized above are preliminary in nature. There is limited data concerning safety and clinical activity following treatment with the CYAD-01 drug product candidate. These results may not be repeated or observed in ongoing or future studies involving the CYAD-01 drug product candidate. These forward-looking statements are further qualified by important factors and risks, which could

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cause actual results to differ materially from those in the forward-looking statements, including statements about: the initiation, timing, progress and results of our preclinical studies and clinical trials, and our research and development programs; our ability to advance drug product candidates into, and successfully complete, clinical trials; our ability to successfully manufacture drug product for our clinical trials, including with our new mAb manufacturing process and with respect to manufacturing drug product with the desired number of T cells under our clinical trial protocols; our reliance on the success of our drug product candidates, including our dependence on the regulatory approval of CYAD-01 in the United States and Europe and subsequent commercial success of CYAD-01, both of which may never occur; the timing or likelihood of regulatory filings and approvals; our ability to develop sales and marketing capabilities; the commercialization of our drug product candidates, if approved; the pricing and reimbursement of our drug product candidates, if approved; the implementation of our business model, strategic plans for our business, drug product candidates and technology; the scope of protection we are able to establish and maintain for intellectual property rights covering our drug product candidates and technology; our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights and proprietary technology of third parties; cost associated with enforcing or defending intellectual property infringement, misappropriation or violation; product liability; and other claims; regulatory development in the United States, the European Union, and other jurisdictions; estimates of our expenses, future revenues, capital requirements and our needs for additional financing; the potential benefits of strategic collaboration agreements and our ability to enter into strategic arrangements; our ability to maintain and establish collaborations or obtain additional grant funding; the rate and degree of market acceptance of our drug product candidates, if approved; our financial performance; developments relating to our competitors and our industry, including competing therapies and statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and share performance. A further list and description of these risks, uncertainties and other risks can be found in Celyad’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in its Annual Report on Form 20-F filed with the SEC on April 6, 2018 and subsequent filings and reports by Celyad. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document and Celyad’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

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